June 7, 2005


Claudia S. Toussaint, Esq.
Vice President, Corporate Governance
  and Ethics, and Corporate Secretary
Sprint Corporation
P.O. Box 7997
Shawnee Mission, Kansas  66207-0997

	RE:  	Sprint Corporation
      Amendment No. 2 to Form S-4
      Filed May 24, 2005
      File No. 333-123333

Dear Ms. Toussaint:

      We have reviewed your amended Form S-4 for disclosures related to the terms of the merger transaction and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Agreement, page 81

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of Incorporation, page 112
1. Please revise to include as a separate proposal the creation of classes of non-voting common stock and ninth series preferred stock and the adoption of an exception to the greenmail provision in the articles for these two classes of stock. Also revise to include as an additional separate proposal the adoption of an exception to the greenmail provision in the articles for the seventh series preferred stock, as your disclosure suggests the seventh series preferred stock is currently outstanding and not a class created by the merger terms.
It appears that these proposed actions are separate matters that require separate consideration by your stockholders. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Alternatively, provide us with a detailed analysis in your response letter of the materiality of each of these proposed actions. As part of the analysis, tell us your assessment of the impact, in the aggregate, on Sprint Nextel`s financial condition if it were to repurchase each class of non-voting common stock, seventh series preferred stock and ninth series preferred stock. Also include in your response letter the number of shares of Sprint Nextel common stock into which the Sprint Nextel seventh series and ninth series preferred stock outstanding immediately after the merger could be converted, the number of shares of non-voting common stock that would be outstanding, and the aggregate number of shares of Sprint Nextel common stock that would be outstanding, based on reasonable assumptions.

Certain Relationships and Other Transactions, page 121
2. We note your disclosure regarding your "short-term equity advances" under your relocation policy. Provide further detail in this section as to when the advances were repaid by the individuals.
If the company is continuing its relocation policy in 2005, disclose whether it intends on providing advances to any executive officers in connection with relocations from Kansas to Virginia in connection with the merger. If the policy has been discontinued, please clarify this in the registration statement.

Summary Compensation Table, page 133
3. We note that Mr. Forsee and Mr. Janzen received more from the company for their houses in 2003 than what they would have received if they received only the sale proceeds. However, these benefits do not appear to be reflected in their compensation in the summary compensation table. Please advise in your response letter why these amounts are not reflected in the summary compensation table or revise to include the appropriate disclosure. In addition, we note the disclosure in footnote (4) to the summary compensation table. Other than the interest paid on Mr. Janzen`s short-term equity advance, clarify what the relocation benefits were for Mr. Janzen and Mr. Forsee. Clarify why the interest paid by the company in connection with Mr. Janzen`s short-term equity advance is being disclosed for 2004 when the advances were made in 2003. If the advances remained outstanding in 2004, clarify whether there was any interest paid on his behalf for 2003, and if so, please disclose these amounts.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212-556-2222)
      E. William Bates, II, Esq.
	King & Spalding LLP


Ms. Toussaint
Sprint Corporation
June 7, 2005
Page 3